SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sculptor Capital Management, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

811246107
(CUSIP Number)

Philip Sivin
c/o Rithm Capital Corp.
799 Broadway
New York, New York 10003
(212) 850-7770
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 811246107

1	NAMES OF REPORTING PERSONS
Rithm Capital Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,338,015

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,338,015

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,338,015

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

2

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Sculptor Capital Management, Inc., a Delaware corporation (the “Issuer”), and is being filed to amend the initial statement on Schedule 13D filed on October 13, 2023 (as amended, the “Schedule 13D”). Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 26, 2023, the Reporting Person, the Issuer, Capital LP, Advisors LP, Advisors II LP, Merger Sub Inc., Merger Sub I, Merger Sub II, and Merger Sub III, entered into Amendment No. 2 to the Merger Agreement (“Merger Agreement Amendment No. 2”), pursuant to which, among other things, the public merger consideration was increased from $12.00 per share of Class A Common Stock to $12.70 per share.

The foregoing description of Merger Agreement Amendment No. 2 is not complete and is subject to, and qualified in its entirety by reference to, the full text of Merger Agreement Amendment No. 2, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Person on October 27, 2023 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

2.3
Amendment No. 2 to Agreement and Plan of Merger, dated as of October 26, 2023, by and among Rithm Capital Corp., Calder Sub, Inc., Calder Sub I, LP, Calder Sub II, LP, and Calder Sub III, LP, Sculptor Capital Management, Inc., Sculptor Capital LP, Sculptor Capital Advisors LP and Sculptor Capital Advisors II LP (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K, filed with the SEC on October 27, 2023).

SIGNATURES

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2023	RITHM CAPITAL CORP.

	By:	/s/ Nicola Santoro, Jr.
	Name:	Nicola Santoro, Jr.
	Title:	Chief Financial Officer and Chief Accounting Officer